Vaughn W. Duff, Esq.

General Counsel x7126

VIA EDGAR Filing

December 26, 2007

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Think Partnership Inc.

Registration Statement on Form S-3

File No. 333-143299

Filed May 25, 2007

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Think Partnership Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective as soon as possible after receipt of this request.

Pursuant to Rule 424(b), the prospectus shall be filed with the Commission in the form which it is used if the form of prospectus contains substantive changes from or additions to a prospectus previously filed with the Commission as part of the registration statement.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Vaughn W. Duff, Esq.
Vaughn W. Duff, General Counsel